May 4, 2009

Via E-Mail

Mr. Daniel F. Duchovny,

Special Counsel, Office of Mergers and Acquisitions,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549-6010.

Re:	IPC Holdings, Ltd.
Registration Statement on Form S-4/A
Filed April 28, 2009
File No. 333-158264

Dear Mr. Duchovny:

We are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 2, 2009 (the “Comment Letter”), with respect to the Registration Statement on Form S-4/A filed by IPC Holdings, Ltd. (“IPC”) on April 28, 2009 (File No. 333-158264). IPC would like to further supplementally respond to one of the Staff’s comments.

As we discussed with Laura Crotty on May 4, 2009, we are submitting this letter for review by the Staff on a confidential basis. The indicative financial strength rating information from each of the ratings agencies contained in IPC’s supplemental response was provided to IPC subject to confidentiality restrictions. Pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F. R. § 200.83, we hereby request on behalf of IPC that this letter not be disclosed in response to any request under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”). If this letter is or becomes subject to a FOIA request, please inform us, and we will provide further substantiation of this request for confidential treatment. A separate letter requesting confidential treatment has been mailed to the Commission’s FOIA officer.

Certain information in this letter has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

The heading and numbered item in this letter correspond to those in the Comment Letter. For your convenience, the relevant comment from the Comment Letter is restated in italics prior to IPC’s response.

Risk Factors, page 26

3.	We note your response to our prior comment 13. Please revise your filing in response to the below listed additional comments:

[*        *        *]

•	We reissue sub-bullet point 5 of our prior comment 13. You have not provided the support we requested with respect to the indicative ratings received with respect to the IPC-Max amalgamation.

Response: In addition to the response contained in our letter dated May 4, 2009, IPC supplementally responds as follows:

On February 11 and February 12, 2009, IPC and Max made joint presentations to A.M. Best Company (“A.M. Best”), Standard & Poor’s Financial Services LLC (“S&P”) and Moody’s Investors Service (“Moody’s”) regarding the amalgamation, the business plan that was jointly developed by the management of Max and IPC for the potential combined company and IPC’s and Max’s managements’ views on the financial strength of the potential combined company. Following these meetings, IPC and Max received confidential, oral indicative financial strength ratings from each of A.M. Best, S&P and Moody’s. A.M. Best assigned the potential combined company an indicative financial strength rating of [***]. S&P assigned the potential combined company an indicative financial strength rating of [***]. Moody’s assigned the potential combined company an indicative financial strength rating of [***].

***	Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

We and IPC very much appreciate your willingness to review this letter confidentially. Should any member of the Staff have questions with respect to the above response, please do not hesitate to contact Melissa Sawyer at (212) 558-4243 or Andrew Rowen at (212) 558-3896.

Sincerely,

/s/ Melissa Sawyer	/s/ Andrew S. Rowen
Melissa Sawyer	Andrew S. Rowen

cc:	Laura Crotty, Securities and Exchange Commission
Suzanne Hayes, Legal Branch Chief, Securities and Exchange Commission
Jeffrey Riedler, Assistant Director, Securities and Exchange Commission

Kenneth L. Hammond, Chairman of the Board of Directors, IPC Holdings, Ltd.
James P. Bryce, President, Chief Executive Officer and Director, IPC Holdings, Ltd.